Ms. Maryse Mills-Apenteng

Special Counsel

Securities and Exchange Commission

Re: OptiLeaf, Incorporated

File No. 333-202003

Dear Ms. Mills-Apenteng,

Our client, OptiLeaf, Incorporated, received the Commission’s comment letter dated June 5, 2015 regarding the above. We hereby respond to said letter, on an item, by item basis, as follows:

1.	We have filed Amendment No. 3 to the S-1, and have included updated and current financial statements.

2.	We have revised the document to include this disclosure in several places as requested.

3.	We have revised the document accordingly.

4.	We have corrected the errors regarding number of shares offered. We counted the shares being offered, and actually determined the correct number is 4,466,668. We have revised the document throughout accordingly.

5.	We have revised the document accordingly.

6.	We have revised the document accordingly.

7.	We have revised the document accordingly.

8.	We have revised the document to reflect that Mr. Tran is no longer CEO of Eman Technologies.

9.	Trans Pacific was never a related party. This was an error, they are a third party landlord.

10.	We have added the disclosure required by item 509.

11.	We have revised the document accordingly.

12.	We have amended the Form D.

13.	We have revised the document accordingly.

14.	We have revised the document accordingly.

Thank you very much for your consideration in this matter.

Sincerely,

James S. Byrd, Jr.
Counsel to OptiLeaf